TED TIMMERMANS Vice President Controller and Chief Accounting Officer 918/573-3437 918/573-4054 fax ted.timmermans@williams.com	One Williams Center P.O. Box 2400 Tulsa, OK 74102-2400 918/573-2000

June 29, 2012

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:

Williams Companies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-K/A for Fiscal Year Ended December 31, 2011

Filed April 11, 2012

Form 10-K/A for Fiscal Year Ended December 31, 2011

Filed May 1, 2012

File No. 001-04174

Williams Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-K/A for Fiscal Year Ended December 31, 2011

Filed April 9, 2012

File No. 001-32599

Dear Ms. Thompson:

With respect to your letter dated June 27, 2012, regarding your review of our filings, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. Pursuant to my conversation today with Ms. Sondra Snyder, I am writing to request additional time to provide our responses. Due primarily to the upcoming holiday and related vacation schedules of certain key individuals, I would appreciate an extension for our response until July 20, 2012.

Thank you for your consideration.

Sincerely,

/s/ Ted Timmermans

Ted Timmermans

Vice President Controller and

Chief Accounting Officer